Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

July 16, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 97,756 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from July 8, 2024, up to and including July 12, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 133,895,931 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (133,895,931) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
08/07/2024	LSE	4,890	1,173.19
08/07/2024	BATE	2,679	1,173.11
08/07/2024	CHIX	5,259	1,173.40
08/07/2024	AQUIS	714	1,175.18
09/07/2024	LSE	5,489	758.70
09/07/2024	BATE	3,592	760.70
09/07/2024	CHIX	9,025	748.42
09/07/2024	AQUIS	1,788	737.65
10/07/2024	LSE	6,879	772.48
10/07/2024	BATE	2,394	771.68
10/07/2024	CHIX	10,340	774.49
10/07/2024	AQUIS	1,222	773.39
11/07/2024	LSE	9,175	820.14
11/07/2024	BATE	2,963	823.43
11/07/2024	CHIX	7,219	812.54
11/07/2024	AQUIS	731	826.21
12/07/2024	LSE	7,593	827.16
12/07/2024	BATE	3,368	828.72
12/07/2024	CHIX	10,373	830.53
12/07/2024	AQUIS	2,063	831.50

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123